MARKO BOGOIEVSKI

Chief Financial Officer

13 April 2007

Mr Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

United States of America

Dear Mr Spirgel

Telecom Corporation of New Zealand Limited

Form 20-F for Fiscal Year Ended June 30, 2006

Filed September 25, 2006

File No. 1-10798

This letter responds to your letter dated March 19, 2007 relating to the comments of the staff of the Securities and Exchange Commission in connection with the abovementioned filing.

The responses to the staff’s comments are numbered to relate to the corresponding comments in your letter. Capitalised terms used and not otherwise defined herein have the respective meaning set forth in the filing.

Income Statements, page F-2

1.	Please tell us your basis for including the line items, “earnings/(loss) before interest, taxation, depreciation, amortisation and minority interests” and “earnings/(loss) before interest, taxation and minority interests” on the face of your income statements. Further, tell us why you believe it is appropriate to exclude items, such as depreciation and amortisation and net interest and other financing costs, from these line items which reflect the results of your operating activities. In this regard, refer to paragraphs BC 12 and BC 13 of IAS 1.

We respectfully advise the Staff that Telecom has used the subtotals referred to above in its financial statements for a number of years. The subtotals provide relevant information for users of the financial statements in gaining an understanding of Telecom’s financial statements. Telecom believes the consistency in the use of this non-GAAP measure over time will have helped stakeholders to adjust to the major change in underlying data that came about with the move to IFRS. The users of the financial statements are able to compare and contrast the old measures with the new because Telecom has provided a familiar subtotal for them.

IAS 1, paragraph 83, permits the inclusion of additional subtotals on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance. The subtotals are labelled to indicate to readers of the financial statements exactly what it excluded from that subtotal.

Telecom Corporation of New Zealand Limited

Telecom House • 68 Jervois Quay • PO Box 570 Wellington New Zealand

Telephone 64-4-498 9293 • Fax 64-4-471 1099 • Email markob@telecom.co.nz

Our interpretation of BC 12 and BC 13 of IAS 1 is that operating activities includes expenses such as depreciation and amortisation. We appreciate the staff’s concerns, but we do not believe that the use of a sub-total before depreciation and amortisation precludes those items from being operating expenses.

As the subtotal ‘(Loss)/earnings before interest and taxation’ would best represent the result of Telecom’s operating activities (as described in BC 12 and BC 13) in future filing this will be labelled as ‘Operating earnings before interest and taxation’ to improve clarity.

Note 1. Statement of Accounting Policies

Revenue Recognition, page F-7

2.	We note that you recognise handset revenues at the time of delivery. Please tell us why this revenue recognition policy is appropriate under NZ IFRS.

IAS 18, Revenue, requires revenue to be recognised when all of the following conditions have been satisfied:

a.	The entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the entity; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Addressing each point in relation to the sale of a handset:

a.	Telecom transfers the legal title of the handset upon delivery. Upon the customer accepting the handset, the handset is available for the customer to use and the customer bears the risks of ownership (e.g. theft or obsolescence) subject to a standard warranty. IAS 18 allows for normal warranty provisions.

b.	Telecom does not retain managerial involvement or effective control over the handset.

c.	The revenue is measured reliably as there is a fixed sales price for the handset.

d.	The sales proceeds are usually received prior to the delivery of the handset, unless sold on deferred payments. In either case it is considered probable based on historical customer defaults that the sales proceeds will flow to Telecom.

e.	The costs can be measured reliably as the cost of the handset, plus any direct selling costs (such as commission) and are easily determined.

We believe that all of the revenue recognition criteria in IAS 18 are satisfied upon delivery of the handset to a customer, therefore Telecom believes it is appropriate to recognise revenue and related costs at the time of delivery.

3.	Please tell us whether you sale handsets below cost. If so, tell us why you are not required to reduce your handset inventory to its net realisable value under NZ IFRS.

The standard retail price of a handset exceeds the cost of the handset, however Telecom may discount the selling price of the phone if the customer connects to a term contract (with the extent of the discount depending on the plan selected by the customer). Accordingly there are circumstances when Telecom will be selling handsets below cost.

Telecom’s accounting policy is to value handsets at the lower of cost and net realisable value. As at the balance sheet date it is not possible to determine whether a handset will be sold above or below cost as this will only be known at the point of sale. Where it is known that a particular handset is obsolete, the inventory value of these handsets will be measured at net realisable value. The total value of handset inventory at year end was approximately $30 million.

4.	Please tell us why it is appropriate to recognise revenue from connections upon the completion of the connections under IAS 18.

We believe it is appropriate to recognise revenue from connections upon the completion of the connection as IAS 18 states that revenue from the rendering of services is recognised by reference to the stage of completion of the transaction at the balance sheet date. Paragraph 10 of the appendix to IAS 18 includes the example of installation fees being recognised upon completion of the installation, unless incidental to the sale of the goods, when they are recognised upon sale of the goods. The connection of the handset is closely related to the sale of the handset, therefore Telecom does not consider connections to be incidental to the sale of the goods. Due to these facts, Telecom recognises revenue from connections upon the completion of the connection.

Accounts receivable, page F-7

5.	You measure accounts receivable at amortised cost using the effective interest method. We note that you do not have a reconciling item for this accounting in the US GAAP reconciliation. Please tell us why this accounting is appropriate under US GAAP. Refer to APB 21.

Telecom does not account for debtors at amortised cost using the effective interest method under US GAAP but measures debtors undiscounted. Due to the short-term nature of Telecom’s debtors, measuring the debtors at amortised cost using the effective interest method in accordance with IAS 39 gives approximately the same measurement as measuring the debtors undiscounted, in accordance with APB 21. Any such differences are considered to be immaterial and no reconciling item between NZ IFRS and US GAAP has been presented.

Derivative Financial Instruments, page F-12

6.	We note that when the forecast transaction that is hedged results in a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Provide us with more details of the nature of these forecasted transactions and your accounting under IFRS. Further, tell us your consideration of paragraph 31 of SFAS 133 with respect to your US GAAP footnote.

Telecom hedges the cost of purchasing mobile handsets and telecommunications equipment where the purchase is denominated in foreign currency. Telecom enters into foreign exchange contracts for certain of these purchases and includes the gain or loss from the hedging transaction in the determination of the initial cost of the item of inventory or property, plant and equipment that arises from these purchases, as permitted by paragraphs 98 and 99 of IAS 39.

Telecom does not apply hedge accounting under US GAAP, therefore Telecom is required to adjust the carrying value of hedged items and expense the gain or loss from the hedging transaction in accordance with SFAS 133. No reconciling item has arisen in respect of the capitalisation of these gains or losses as the amounts involved have not been material.

Note 4. Key Management Personnel Costs, page F-16

7.	Please separately present the amounts related to short-term benefits under paragraph 16 of IAS 24 or tell us why it is not required to be separately presented.

Paragraph 16 requires disclosure of short-term employee benefits. The purpose of the caption in Telecom’s note of ‘salary and short-term benefits’ is to clarify that salary is included with the definition of short-term benefits as defined in paragraph 9 of IAS 24. In future filings this will be labelled ‘salary and other short-term benefits’ to improve clarity.

Note 5. Gain on acquisition of Southern Cross Cables (NZ) Limited (“SCCL”), page F-18

Note 35. Acquisitions of Subsidiaries, page F-51

8.	We note the value in excess of the purchase price of $60 million was recognised as a gain. Please tell us the basis for your accounting under NZ IFRS and US GAAP. Include in your response references to the appropriate accounting literature.

NZ IFRS

Southern Cross Cables Limited NZ (“SCCL”) was a New Zealand incorporated subsidiary of the Southern Cross Cables Group (“SCCG”). Telecom holds a 50% shareholding in SCCG. Telecom accounts for its investment in SCCG under the equity method of accounting under NZ IFRS.

During 2006, Telecom established a leasing company to cost effectively finance the acquisition of fixed line and mobile network equipment. The leasing company acquires equipment from third party vendors and then leases the equipment to operating companies within the Telecom group.

The entity used as the leasing company was SCCL. Telecom acquired SCCL from SCCG for $10 million.

Significant New Zealand tax losses had arisen in SCCL through a tax treatment of foreign exchange gains and losses (with a differing tax treatment on the income and expenditure). Those losses were approximately $210 million. Given Telecom’s 50% shareholding in SCCG, the New Zealand tax laws on shareholder continuity mean that the carry forward of these losses would continue to be met following the purchase of SCCL by Telecom. Telecom was the only shareholder in SCCG able to meet these requirements.

Telecom expected to be able to offset the losses against future income generated from the leasing activities to be undertaken by SCCL.

IFRS 3, paragraph 3, requires all business combinations to be accounted for by applying the purchase method. This required Telecom to measure the costs of the business combination as the aggregate of the fair values, at date of exchange, of the assets given, liabilities incurred or assumed, and equity instruments issued by Telecom in exchange for control of SCCL, plus any direct costs, in accordance with paragraph 24. Telecom paid $10 million for the acquisition with negligible direct costs.

Then in accordance with paragraphs 36 and 37 of IFRS, Telecom recognised the fair value of SCCL’s identifiable assets on the basis that it was probable that any associated future economic benefit would flow to Telecom. In accordance with IFRS 3, Telecom assessed the fair value of the tax losses to be $70 million, being the likely future economic benefit to Telecom of offsetting those losses against the leasing business’ taxable profits.

IFRS 3, paragraph 56, states that if the fair value of the assets being acquired exceeds the cost of the business combination then the acquirer must reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the acquisition and then to recognise immediately in profit or loss any excess remaining after that reassessment. IFRS 3 recognised that this may occur when an entity makes a bargain purchase. The purchase of SCCL was a bargain purchase as Telecom was able to purchase carry forward tax losses with a fair value of $70 million for a cash consideration of $10 million. As noted above, Telecom was the only entity involved with SCCG that could utilise those losses under New Zealand tax law. Given this fact the other shareholders in the SCCG appreciated that the disposal of SCCL was the most efficient way of realising any value from the company.

Accordingly, consistent with paragraph 56(b) of IFRS 3, Telecom recognised the $60 million excess of net assets acquired over cost immediately in its income statement as a gain in the line item “Other gains” and prominently disclosed the nature and amount of this gain in note 5.

US GAAP

Prior to and at the time Telecom acquired SCCL, SCCG was consolidated into the Telecom group under US GAAP in accordance with FIN 46R as Telecom bore the majority of the variable interests in the SCCG, as disclosed in note 37 of the financial statements. Due to this fact the acquisition of the remaining equity did not change the consolidated position of the Telecom group and the acquisition was not treated as a business combination.

Prior to the acquisition of SCCL and in accordance with SFAS 109, Telecom recognised the tax losses as a deferred tax asset with a corresponding full valuation allowance on the basis that realisation of these tax benefits was not likely. Upon the acquisition of SCCL, which resulted in Telecom’s ability to control the use of these tax losses, Telecom concluded it was more likely than not that it would be able to realise the benefit of the tax losses based on its forecasted future taxable income to be generated by the leasing business. Consequently, Telecom eliminated the previously established deferred tax asset valuation allowance and recognised the benefit into income in accordance with SFAS 109 at the date Telecom changed its assessment about the probability of the use of the tax losses, which was when Telecom acquired all of the equity interest in SCCL.

Because both the NZ IFRS treatment and the US GAAP treatment resulted in an increase to net income of $60 million, there was no US GAAP reconciling item presented for this transaction.

9.	Please tell us how you expect SCCL to generate taxable income when it has not historically done so.

As described above, SCCL was previously not within the control of Telecom. Upon the acquisition of all of the equity interest in SCCL, Telecom was able to run its leasing business through SCCL. Consequently, we believe SCCL will be able to generate sufficient New Zealand sourced taxable income in order to utilise the tax losses.

Note 5. Provisions for intercompany balances, page F-20

10.	Please provide the disclosures under paragraphs 84 and 85 of IAS 37 or tell us why the disclosures are not required.

The provision in note 5 is referring to an entry to recognise a liability for the fair value of intercompany obligations and the carrying value of intercompany investments in accordance with IAS 39, as opposed to a provision as defined by IAS 37. Telecom did not have any significant provisions, as defined by IAS 37, therefore did not present any of the disclosures required by IAS 37.

IAS 39 requires financial guarantees to be recognised as fair value. The parent company has a financial guarantee with a fellow subsidiary that appears likely to be called upon, therefore had to recognise the fair value of this guarantee. In certain circumstances the parent company was carrying investments in subsidiaries whose net asset value had declined during the year. The provision also relates to the adjustment to the carrying value of those investments to reflect the underlying net asset position of the investee.

Note 26. Financial Instruments and Risk Management, page F-41

11.	For your designated fair value hedges, please revise to provide:

•	A description of the hedge,

•	A description of the financial instruments designated as hedging instruments and their fair values at the balance sheet date,

•	The nature of the risks being hedged,

Similarly, provide the same information for your designated cash flow hedges. In addition, for cash flow hedges, disclose the periods in which the cash flows are expected to occur, when they are expected to enter into the determination of profit or loss, and a description of any forecast transaction for which hedge accounting had previously been used but which is no longer expected to occur.

As requested, the following disclosures will be included in future filings.

Fair value hedge

Telecom has converted a portion of its fixed rate foreign dollar debt into a domestic floating rate exposure using a cross currency interest rate swap. This relationship has been designated as a fair value hedge of the interest rate exposure. To the extent that this is an effective hedge the portion of the debt that has been designated in the hedge relationship is recognised in the balance sheet at fair value, with changes in the fair value of the debt recognised in the income statement to offset the change in fair value of the cross currency interest rate swap.

The fair value of the portion of the debt that was designated in the fair value relationship was $(131) million as at 30 June 2006. The fair value of the cross currency interest rate swap was $131 million as at 30 June 2006.

Cash flow hedges

Telecom has converted the remainder of its fixed rate, foreign dollar denominated debt into fixed rate debt using cross currency interest rate swaps and interest rate swaps. These swaps are jointly designated as hedges of the forecast interest and principal cash flows of the debt.

The mark-to-market and maturity of the swaps designated as cash flow hedges as at 30 June 2006 are:

Maturity	$m
Less than 1 year	2
1 - 2 years	(1)
2 - 3 years	(25)
3 - 4 years	—
4 - 5 years	(7)
Maturity thereafter	(39)

(70)

The fair value of the cash flow hedges is transferred to the income statement at the same time as the underlying hedged transaction affects the determination of income, which occurs upon the scheduled payment of interest and ultimate maturity of the debt.

Telecom enters into foreign exchange contracts to hedge foreign dollar purchases. The fair value of the foreign exchange contracts as at 30 June 2006 is $16 million. The purchases are forecast to be made within 12 months of the balance sheet date. Deferred gains or losses on hedge contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expenditure item, the hedge gain or loss will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment, the hedge gain or loss will be recognised in the income statement as the asset depreciates.

Telecom enters into electricity hedges, to hedge the forecast cash flows for electricity payments. The fair value of the electricity hedges as at 30 June 2006 was $(3) million. The hedges expire in the year ended 30 June 2009.

Telecom does not have any transactions for which hedge accounting had previously been applied but which are no longer expected to occur.

Note 37. Significant Differences Between New Zealand and United States Generally Accepted Accounting Principles, page F-53

12.	In future filings, please present US GAAP condensed consolidated statement of operations by function as required under Rule 5-03 of Regulations S-X.

We shall review Rule 5-03 and ensure that we comply in future filings.

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defence in any proceeding initiated by the Commission, or any person under the federal securities laws of the United States.

We trust that this letter is of assistance in your review of Telecom’s filing. If you have any questions, please contact me or Peter Garty, Group Financial Controller, on +64 4 498 9337.

Yours sincerely

Marko Bogoievski

Chief Financial Officer

Telecom Corporation of New Zealand Limited